UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

AON Corp.
(Name of Issuer)

Common Stock (See Item 2(d))
(Title of Class of Securities)

037389103
(CUSIP Number)


Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip 037389103                              Page 2 of 8

1
NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Brinson Partners, Inc.
36-3664388

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

a
b

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5
SOLE VOTING POWER
-0-0

6
SHARED VOTING POWER
7,641,630 shares

7
SOLE DISPOSITIVE POWER
-0-

8
SHARED DISPOSITIVE POWER
7,641,630 shares

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,641,630 shares

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.1%

12
TYPE OF REPORTING PERSON*

CO IA

* SEE INSTRUCTION BEFORE FILLING OUT!

Cusip 037389103                              Page 3 of 8

1
NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Brinson Trust Company
36-3718331

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

a
b

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5
SOLE VOTING POWER
-0-

6
SHARED VOTING POWER
1,565,345 shares

7
SOLE DISPOSITIVE POWER
-0-

8
SHARED DISPOSITIVE POWER
1,565,345 shares

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,565,345 shares

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.4%

12
TYPE OF REPORTING PERSON*

BK

* SEE INSTRUCTION BEFORE FILLING OUT!

Cusip 037389103                              Page 4 of 8

1
NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Brinson Holdings, Inc.
36-3670610

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

a
b

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5
SOLE VOTING POWER
-0-

6
SHARED VOTING POWER
7,641,630 shares

7
SOLE DISPOSITIVE POWER
-0-

8
SHARED DISPOSITIVE POWER
7,641,630 shares

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,641,630 shares(see item 4 hereof).

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.1%

12
TYPE OF REPORTING PERSON*

CO HC

* SEE INSTRUCTION BEFORE FILLING OUT!

Cusip 037389103                              Page 5 of 8

NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

SBC Holding (USA), Inc.
13-3506524

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

a
b

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5
SOLE VOTING POWER
-0-

6
SHARED VOTING POWER
7,781,547 shares

7
SOLE DISPOSITIVE POWER
-0-

8
SHARED DISPOSITIVE POWER
7,781,547 shares

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,781,547 shares

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.2%

12
TYPE OF REPORTING PERSON*

CO HC

* SEE INSTRUCTION BEFORE FILLING OUT!

Cusip 037389103                              Page 6 of 8

NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Swiss Bank Corporation
13-5424347

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

a
b

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

Swiss banking corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5
SOLE VOTING POWER
-0-

6
SHARED VOTING POWER
7,781,547 shares

7
SOLE DISPOSITIVE POWER
-0-

8
SHARED DISPOSITIVE POWER
7,781,547 shares

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,781,547 shares

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.2

12
TYPE OF REPORTING PERSON*

CO HC

* SEE INSTRUCTION BEFORE FILLING OUT!

Cusip 037389103                              Page 7 of 8

Item 1(a) Name of Issuer:
AON Corporation (the "Company")

Item 1(b) Address of Issuer's Principal Executive Offices:
123 N. Wacker Drive
Chicago, IL  60606

Item 2(a) Name of Person Filing:
Brinson Partners, Inc.("BPI") is filing this statement on behalf of itself, Brinson Trust Company ("BTC"), Brinson Holdings, Inc. ("BHI"), SBC Holding (USA), Inc. ("SBCUSA") and Swiss Bank Corporation ("SBC"). BTC is a wholly-owned subsidiary of BPI. BPI is a wholly-owned subsidiary of BHI. BHI is a wholly-owned subsidiary of SBCUSA. SBCUSA is a wholly-owned subsidiary of SBC. Exhibit I hereto contains the agreement of each of the parties hereto to file this joint disclosure statement on Schedule 13G.

Item 2(b) Address of Principal Business:
Each of BPI, BTC and BHI's principal business office is
located at:
209 South LaSalle, Chicago, Illinois  60604-1295
SBCUSA's principal business office is located at:
222 Broadway, New York, NY  10038
SBC's principal business office is located at:
Aeschenplatz 6 CH-4002
Basel, Switzerland

Item 2(c) Citizenship:
BPI is a Delaware corporation.
BHI is a Delaware corporation.
BTC is an Illinois corporation.
SBCUSA is a Delaware corporation.
SBC is a Swiss banking corporation.

Item 2(d) Title of Class of Securities:
Common Stock (the "Common Stock") (assumes conversion of
52,100 shares of Series B convertible preferred stock of the Issuer)

Item 2(e) CUSIP Number:
037389103

Item 3 Type of Person Filing:
BPI is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940. BTC is a bank in accordance with section 240.13d-1(b)(1)(ii)(B). BHI is a Parent Holding Company in accordance with section 240.13d-1(b)(1)(ii)(G) of the Exchange Act. SBCUSA is a Parent Holding Company in accordance with section 240.13d-1(b)(1)(ii)(G) of the Exchange Act. SBC is a Parent Holding Company in accordance with section 240.13d-1(b)(1)(ii)(G) of the Exchange Act.

Item 4 Ownership:
See Items 5-11 of the cover pages hereto. By virtue of their corporate relationships described in Item 2 of this Schedule 13G, SBC, SBCUSA, BHI and BPI may be deemed to beneficially own and have the power to dispose and vote or direct the disposition or voting of the common stock held by BTC and BPI.

Item 5 Ownership of Five Percent or Less of a Class:
Not Applicable

Item 6 Ownership of More than Five Percent on Behalf of
Another Person:
Not Applicable

Item 7 Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company:
See item 3 above

Cusip 037389103                              Page 8 of 8

Item 8 Identification and Classification of Member of the
Group:
Not Applicable

Item 9 Notice of Dissolution of Group:
Not Applicable

Item 10 Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1997

Brinson Partners, Inc.
Brinson Trust Company
Brinson Holdings, Inc.

By:/s/ Mark F. Kemper
Mark F. Kemper
Assistant Secretary of the above Companies


SBC Holding (USA), Inc.

By:  /s/Mario Cueni         By:/s/ Mike Daly
Mario Cueni                 Mike Daly
Secretary                   Treasurer


Swiss Bank Corporation

By: /s/ Martin Weber         By:/s/ Mario Cueni
Martin Weber                 Mario Cueni
Legal Adviser                Managing Director
                             Legal Adviser

EXHIBIT 1
AGREEMENT

Pursuant to Rule 13d-1(f)(1) of the Securities and Exchange Commission, each of the parties hereto agrees that the statement on Schedule 13G (including all amendments thereto) with respect to the Common Stock of AON CORPORATION to which this agreement is attached is filed by and on behalf of each such party and that any amendment thereto will be filed on behalf of each such party.

Date:  February 12, 1997

Brinson Partners, Inc.
Brinson Trust Company
Brinson Holdings, Inc.

By:/s/ Mark F. Kemper
Mark F. Kemper
Assistant Secretary of the above Companies


SBC Holding (USA), Inc.

By:  /s/Mario Cueni         By:/s/ Mike Daly
Mario Cueni                 Mike Daly
Secretary                   Treasurer


Swiss Bank Corporation

By: /s/ Martin Weber         By:/s/ Mario Cueni
Martin Weber                 Mario Cueni
Legal Adviser                Managing Director
                             Legal Adviser

DELEGATION OF AUTHORITY

I, Samuel W. Anderson, as Vice President and Secretary of Brinson Holdings, Inc., Brinson Partners, Inc., and Brinson Trust Company (collectively the "Companies"), hereby delegate to Mark F. Kemper, as Assistant Secretary to the Companies, all necessary power and authority to execute, on behalf of the Companies, the following regulatory filings which the Companies may from time to time be obligated to file:
Securities and Exchange Commission Forms 13F, 13G, 13D, 3, 4, and 5; Department of the Treasury International Capital Form S, and any other forms required in connection therewith.

Effective February 15, 1993


/s/ Samuel W. Anderson
Samuel W. Anderson
Vice President and Secretary